Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 24, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jessica Livingston Eric Envall Division of Corporate Finance Office of Finance

Hunt Companies Acquisition Corp. I

Registration Statement on Form S-1

Filed March 22, 2021

File No. 333-254542

Ladies and Gentlemen:

On behalf of our client, Hunt Companies Acquisition Corp. I, a Cayman Islands exempted company, incorporated with limited liability (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 16, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission

September 24, 2021

The Registrant has asked us to convey the following as its responses to the Staff:

Summary

Our Acquisition Process, page 8

1.	Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter add a risk factor addressing this risk.

Response to Comment 1

The Registrant has revised the Registration Statement in response to the Staff’s comment. See pages 9, 58 and 97 of the Registration Statement.

Initial Business Combination, page 10

2.	While we note your risk factor disclosure on page 59 regarding the possibility of engaging in a business combination with an affiliated entity, please clarify in this section and elsewhere where appropriate what your obligations are to obtain an opinion from an independent investment banking firm when dealing with an affiliated entity.

Response to Comment 2

The Registrant has revised the Registration Statement in response to the Staff’s comment. See pages 8-9, 25, 65 and 97-98 of the Registration Statement.

The Offering

Conflicts of Interest, page 31

3.	Here and in the Risk Factors and main section on page 117, expand the description of the potential conflicts of interest that may arise in determining whether to pursue a business combination transaction to disclose that founder shares and warrants will be worthless if the SPAC does not complete a business combination transaction.

Response to Comment 3

The Registrant has revised the Registration Statement in response to the Staff’s comment. See pages 35-36, 67 and 125-126 of the Registration Statement.

Securities and Exchange Commission

September 24, 2021

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373 3309 or Deniz Gurbuz at (212) 373-3575.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Securities and Exchange Commission Bonnie Baynes Mark Brunhofer Hunt Companies Acquisition Corp. I
James C. Hunt Clay Parker Paul Hastings LLP Frank Lopez, Esq. Jonathan Ko, Esq. James M. Shea, Jr., Esq.